



Oakland's Proof LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: July 31, 2025

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Oakland's Proof LLC

Founded: May 11, 2016

Address: 3256 Grand Ave
          Oakland, CA 94610

Industry: Beer, Wine, & Liquor Retailer

Employees: 3

Website: https://sipalkalirye.com/

Use of Funds Allocation:

If the maximum raise is met:

$77,500 (62.50%) – of the proceeds will go towards debt refinance- consolidating high interest credit cards

$39,060 (31.50%) – of the proceeds will go towards working capital- expand operations and offerings such as event space rental & other experiential programming

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,545 Followers





Business Metrics:

	FY23	FY24	YTD 4/30/2025
Total Assets	$292,389	$345,281	$280,135
Cash & Cash Equivalents	$90,995	$54,338	$2,257
Accounts Receivable	$0	$7,439	$800
Short-term Debt	$210,365	$137,963	$120,758
Long-term Debt	$150,247	$397,384	$391,577
Revenue	$961,182	$813,457	$269,474
Cost of Goods Sold	$553,747	$507,484	$147,092
Taxes	$0	$0	$0
Net Income	-$61,090	-$140,382	-$42,133

Recognition:

Oakland's Proof LLC (DBA Alkali Rye) was born from a love of craft beverages and a belief that retail can strengthen local communities. After years in the food and beverage industry, the co-founders Kori Saika Chen and Jessica Moncada Kante wanted to create a space that uplifts underrepresented makers, invites conversation, and supports Oakland's creative economy. It's more than a shop — it's a place to learn, gather, and celebrate what's in the glass. They're building a destination where craft, culture, and community thrive.

About:

Oakland's Proof LLC (DBA Alkali Rye) offers a highly curated selection of spirits, non-alcoholic drinks, wine, and homewares. They also host events like workshops, cocktail classes, and pop-ups — all with a focus on small-batch, underrepresented makers.

For more information, contact our Customer Support Team at support@thesmbx.com

